Edwards Group Limited

Global Headquarters:

Crawley Business Quarter

Manor Royal, Crawley

West Sussex RH10 9LW

United Kingdom

July 12, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gary Todd

Re:                             Edwards Group Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed on April 23, 2013
File No. 001-35548

Dear Mr. Todd:

This letter sets forth the response of Edwards Group Limited (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated June 27, 2013 with regard to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2012 (File No. 001-35548) filed on April 23, 2013 (the “2012 Form 20-F”). For your convenience, the Staff’s comments are set forth below in bold text immediately preceding the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2012

General

1. Please file a full amendment to include the signatures required by Form 20-F.

The Company has filed a full amendment to the 2012 Form 20-F on the same date hereof to include the signatures required by Form 20-F.

Item 18. Financial Statements

Consolidated Income Statement, page F-2

2. Please tell us the basis in IFRS for separately presenting the item “share based compensation expenses” on the face of the consolidated income statement. In this regard, we reference paragraph 99 of IAS 1 which states that an entity should present an analysis of expenses recognized in profit or loss using a classification based on either

Edwards Group Limited: Registered Office: P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

A company incorporated in Grand Cayman. Registered number 266201.

their nature or their function within the entity, whichever provides information that is reliable and more relevant. In that regard, it appears that your income statement presentation may be a mixture of nature and function.

The Company notes the Staff’s comment and would like to clarify that, pursuant to the choice allowed under paragraph 99 of IAS 1, the Company presents its analysis of expenses under the ‘function of expense’ method prescribed by paragraph 103 of IAS 1.  In presenting its analysis of expenses by function, the Company has reflected additional line items where it believes such presentation is relevant to an understanding of its financial performance, as permitted by paragraph 85 of IAS 1.  The Company considered that presentation of share based compensation expense would be meaningful to users given the introduction of new share-based compensation schemes at the time of its initial public offering.  The Company notes that substantially all (over £1.0 million) of the £1.1 million share based compensation expense is attributable to administrative activities.

Item 19. Exhibits

Exhibit 15.1 Consent of PricewaterhouseCoopers LLP

3. In an amendment, please have your auditor provide a completed consent. We note that the audit report and consent dates are both incomplete.

The Company notes that a complete, manually signed auditor consent and report were provided by PricewaterhouseCoopers LLP to the Company at the time of the filing on April 23, 2013 and the omission of the dates in the filing was due to a typographical error.  The Company confirms that a complete auditor consent has been provided by PricewaterhouseCoopers LLP in the full amendment to the 2012 Form 20-F filed on the date hereof.

*****

The Company hereby acknowledges to the Commission that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If the Staff has any questions regarding the foregoing responses, please call Adam Ramsay at +44 (0) 1293-603523 or Alexander D. Lynch at (212) 310-8971.

Sincerely yours,

/s/ Adam Ramsay

Adam Ramsay
General Counsel

cc:	Alexander D. Lynch
Weil, Gotshal & Manges LLP